 

03037570

03 NOV 20 AM 7:21

SUPPL

November 14, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, SH 101/2003**

  Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 4/2003 (SHIN-W1).

  Date: November 14, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

NOV 25 2003

THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SH 101/2003

November 14, 2003

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 4/2003 (SHIN-W1).

To: The President
            The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of August, November, February, and May. The Company would like to inform the details concerning the exercise of SHIN-W1 No.4/2003 to purchase ordinary shares of the Company as follows:

1. Period for receiving warrant exercise forms
    Date: November 14-28, 2003
    Time: 8.30 a.m. - 5.30 p.m.

2. Period for notifying the exercise of SHIN-W1 No.4/2003
    Date: November 21-27, 2003
    Time: 8.30 a.m. - 3.30 p.m.

3. Exercise date
    Date: November 28, 2003
    Time: 8.30 a.m. - 3.30 p.m.

4. Exercise ratio and Exercise price
    Exercise ratio: 1 unit of warrants for 1 ordinary share
    Exercise price: Baht 20.50 per share

5. Documents required to be submitted:
    5.1 Completed warrant exercise forms;
    5.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);
    5.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";
    5.4 Other supporting documents:-
        1. For Natural Persons - Certified true copy of the identification card or passport.
        2. For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
        3. For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;
    5.5 Power of Attorney affixed with stamp duty (if any).

6. Contact Place
   Shin Corporation Public Company Limited
   Legal & Compliance Department, 13th floor Shinawatra Tower I
   414 Phahon Yothin Road, Samsen Nai,
   Phayathai, Bangkok 10400
   Tel. 02-299-5226, 02-299-5221

The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.